82-5779

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

December 5, 2003

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 12/11

The information set forth below is a summary of documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that exchange) or distributed to its securities holders:

1. In October, 2003, the Company published a letter to its shareholders. A copy of the English language version of this letter to shareholders is attached as Appendix A to this letter.

2. On November 11, 2003, Redcats, a subsidiary of the Company, issued a press release announcing that Eric Faintreny will be appointed Chairman and CEO of the Company's subsidiary Brylane (USA) effective January 1, 2004. A copy of the English language version of this press release is attached as Appendix B to this letter

3. On December 1, 2003, the Company issued a press release announcing the acquisition by Credit Agricole S.A. of the second tranche (equivalent to a 29% stake in addition to Credit Agricole's current 61% stake) in Finaref, a subsidiary of the Company. A copy of the English language version of this press release is attached as Appendix C to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure
cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

LETTER TO SHAREHOLDERS

No. 20
OCTOBER 2003



PURSUIT OF THE STRATEGIC SHIFT UNDER EXCELLENT TERMS

To our Shareholders,

We are pleased to send you the new format of Pinault-Printemps-Redoute's Letter to Shareholders. This new format provides you with an insight into company operations as well as the Group's businesses and brands. Moreover, we have selected a more dynamic, more extensive editorial positioning that better represents the "New PPR".

> THE "NEW PPR": A MORE COHERENT GROUP

As you know, the Group has made a strategic shift since 2002 in order to focus on the needs of the individual customer in the retail and luxury goods sectors. This transformation is a new step in the Group's history. It reinforces its cohesion and will enable it to concentrate its human and financial resources on the most promising segments. This has led to an increase in the Group's stake in Gucci Group as well as disposals in the Business-to-Business division, namely Guilbert and Pinault Bois & Matériaux, together with the major part of the Credit and Financial Services division. Once this strategic move is completed, the "New PPR", focused on Retail and Luxury Goods, will enjoy greater potential in terms of organic growth and profitability.

PINAULT
PRINTEMPS-REDOUTE


67%
54.4%
Growing stake in Gucci Group
31/12/02 01/09/03

New market shares gains in France

In the first half of 2003, the "New PPR" proved its growth potential in a challenging environment, posting a 4.1% increase in sales, a 3.3% rise in gross margin and a 6.9% decline in operating income due to a spate of unfavourable events in the Luxury Goods industry, down by 24.5%, while Retail activity grew by 6.2%.



Retail activities sales grew by 4.4% on a comparable basis, thanks to continued gains in market share in France and the ongoing success of the Group's international expansion. We have increased our market share in virtually all product areas, including records, an area in which we were losing ground in 2002. More importantly, these gains did not have any negative impact on our gross margin, which rose by 0.1 point. Our strategy was underpinned by the initial results of CliO, our internal programme aimed at improving sales performance and customer service which was launched in 2002 at all the Group's Retail companies. International expansion, representing the Group's second growth area, continued in the first half, with 4 new store openings at Conforama and Fnac. At June 30, 2003, international business accounted for 43.7% of sales in the Retail division.

After producing excellent results in the fourth quarter of 2002, the Luxury Goods division faced a particularly challenging environment in the first quarter of 2003, as a result of a combination of negative factors in the Luxury Goods industry: war in Iraq, the SARS epidemic and a slump in "Retail Travel". Against the above backdrop, sales rose by 2.4% on a comparable basis and operating income posted a 24.5% decline. This decline reflects the extremely challenging economic environment between February and April 2003 as well as the major investment in development and communications by Gucci Group's high-potential brands. Nonetheless, with its 29% operating margin, the Gucci division is still one of the most profitable worldwide and Yves Saint Laurent, the second largest division at Gucci Group, significantly reduced its losses.

Finally, PPR pursued its strategic shift on excellent terms in the second half: the quality of our assets was borne out by the completion of further disposals. The increased stake in Gucci Group, rising to 67% on September 1, enabled the Group to benefit from the depreciation of the dollar.


13%
CFAO
46%
HOME AND LEISURE DIVISION
41%
APPAREL AND LIFESTYLE DIVISION

Retail activities of the "New PPR"
Sales: **EUR 6.4 billion,**
representing **83% of total** Group **sales**

In the past year we have radically changed the Group's profile: we have withdrawn from the Credit and Financial Services business, we have sold two of the three businesses in the Business-to-Business division, increased our stake in Gucci Group, improved our financial structure and extended the maturity of our debt. Few groups have undergone such a sweeping transformation over such a short period of time, against the backdrop of the challenging environment of the two previous halves. After accomplishing a large part of the vital phases of this transformation, we are convinced that our Group is on track. As with the previous phases, we will accomplish the final steps of this strategic shift, with constant emphasis on strengthening the Group at each step.



Serge Weinberg
Chairman of the
Management Board

Patricia Barbizet
Chairman of the
Supervisory Board



Bottega Veneta bag

STRONG PERFORMANCE OF RETAIL ACTIVITIES
LUXURY GOODS IMPACTED BY PARTICULARLY CHALLENGING ENVIRONMENT
IMPROVED FINANCIAL STRUCTURE

FIGURES MARKED BY STRATEGIC SHIFT

in EUR million	H1 03	H1 02	Change
Sales	12,274.4	13,314.4	– 7.8%
Gross margin	4,649.3	5,209.7	– 10.8%
Operating income	581.0	834.2	– 30.4%
Operating income before tax	411.3	637.3	– 35.5%
Group net income (Group share)	118.3	283.0	– 58.2%

PPR PUBLISHED

↓

PRO FORMA: PPR PUBLISHED FIGURES EXCL. IMPACT OF STRUCTURE AND EXCHANGE RATES

=

"NEW PPR": RETAIL & LUXURY + REXEL

The figures released on June 30, 2003 reflect both the major impact of changes in Group structure, arising from the sale of businesses in the second half of 2002 and the first half of 2003 as part of the strategic shift to focus on Retail and Luxury Goods activities, and the impact of exchange rate fluctuations. Any comparison with the figures released in the previous half is therefore irrelevant. A breakdown of the pro forma sales of the "New PPR", focused on Retail and Luxury Goods activities, illustrates the performance of the Group as it will look once this strategic move is completed.

The "New PPR" is positioned as one of the major non-food distributors in Europe and ranks third worldwide in luxury goods. It demonstrated its ability to withstand the particularly challenging economic environment in the first half of 2003: a 4.1% rise in sales, gross margin up by 3.3% and a slight drop of 6.9% in operating income. The dip in operating income is due to the strong performance of the Retail businesses, up by 6.2%, and a 24.5% fall in Luxury Goods. This counter-performance of the Luxury Goods divisions in the first quarter of 2003, i.e. from February to April 2003 (corresponding to the calendar publication of Gucci Group), is the result of economic factors. Gucci Group's turnaround in July and August as mentioned by Domenico De Sole attests to its high resilience.

RESILIENCE OF THE "NEW PPR"


LUXURY
17%
RETAIL
83%

Sales EUR 7.7 billion


LUXURY
30%
RETAIL
70%

Operating income EUR 393 million

- **RETAIL**
  - **Home & Leisure:** Conforama, Fnac and Mobile Planet
  - **Apparel & Lifestyle:** Printemps, Redcats and Orcanta, Credit and Financial Services
  - CFAO
- **LUXURY GOODS**
  Gucci, Yves Saint Laurent, YSL Beauté, Bottega Veneta, Sergio Rossi, Boucheron, Bédat & C°, Alexander McQueen, Stella McCartney, Balenciaga

Sharp improvement in financial income

The Group's net financial expenses amounted to EUR 169.7 million in the first half of 2003, a sharp fall of 13.8% on the first half of 2002. This notable improvement in Group financial income reflects the drop in average indebtedness following the net proceeds generated by the programme of asset disposals in 2002.

Non-recurring income

The Group recorded high non-recurring expenses of EUR 206.6 million in the first half of 2003, which include a net charge on the sale of assets before tax of EUR 135.6 million (a EUR 250.8 million capital loss on Guilbert's Contract business and a EUR 91.1 million capital gain on Pinault Bois & Matériaux), EUR 20.4 million in restructuring costs, EUR 19.1 million in costs related to claims and litigation and the impact of the additional mark down of treasury stock of EUR 26.7 million.

Net earnings per share

Earnings per share after amortisation of goodwill stood at EUR 0.98, versus EUR 2.31 in the first half of 2002.

Excluding net non-recurring items, earnings per share amounted to EUR 1.67, compared with EUR 2.28 for the first half of 2002.

Improved financial structure


7.0
– 21.6%
5.5
30/06/02
30/06/03

Net indebtedness
(in EUR billion)


85.2%
– 23.3 points
61.9%
30/06/02
30/06/03

Debt-to-equity ratio
(net financial debt as a % of shareholders' equity)

The significant drop in Group net indebtedness mainly reflects the impact of the sale of financial assets in the second half of 2002 and the first half of 2003 and the gradual reduction of net operating investments. Between June 30, 2002 and June 30, 2003, net indebtedness fell despite the increased stake in Gucci (from 52.3% at June 30, 2002 to 64.3% at June 30, 2003) and, to a lesser degree, the impact of treasury stock, representing EUR 478.5 million.

FURTHER DEVELOPMENT AND REINFORCED POSITIONING OF THE COMPANIES

CONFORAMA

Implementation of the modernisation strategy


Conforama
LE CATALOGUE

Conforama, ranked number 2 worldwide in household appliances and furniture with 231 points of sale, is developing a new look and store concept and launching a new catalogue in a move to adapt its offering to the needs of modern consumers and rejuvenate its image. This modernisation strategy is based on the company's fundamental strengths: discounts, everything for the home under one roof, immediate product availability, permanent promotion policy. It aims to strengthen Conforama's objective: "improving home lifestyle".

Today, this policy is reflected in:

- The creation of a new look: More contemporary and more coherent regarding Conforama's activity, it incorporates the strengths of well-identified graphics: palm trees, colours, cartridge. It will be rolled out to all stores from August to September 2003.
- The development of the store concept, notably with the set-up of a customer path that freely guides the visitor through the store's departments. It sets out an easy-to-follow course with products presented by theme, lined with attractive room displays in addition to a new promotional aisle and new seasonal areas. A number of customer service areas including a cafeteria, children's corner, etc. have also been implemented. Offering comfort and freedom, this new concept will be applied to all points of sale over the next five years.
- The launch of a new communication tool: the catalogue. With over 10 million copies, it fosters a more appropriate and coherent image of the products and services in terms of selection and product quality while offering up-to-date product lines. It provides a supplement to the promotional brochures distributed by the company throughout the year (460 million copies per year).

PRINTEMPS

Beauty & Personal care department, a new concept

As of November 2003, Printemps Haussmann will house one of the largest Beauty & Personal care departments in the world, covering 4,000 sq. m. This innovative concept will be broken down by theme, covering two levels: one floor for cosmetics, fragrances and accessories and another floor dedicated to beauty care and treatment. It will offer over 200 brands, including 30 new brands and over 20 exclusive brands. With this new concept, the company forecasts a 40% jump in sales of the Beauty-fragrance department within two to three years (the department now represents 10% of Printemps sales).


PRINTEMPS

This is the final phase of the refurbishing programme of the Printemps Haussmann store begun eight years ago, notably involving "Printemps de l'Homme" in 1999 and 2003, the women's fashion department ("Mode Femme") in 2000 and 2002, the women's shoes and Luxury goods departments in 2001 and 2003 and the creation of a new lingerie department in 2002. With this programme, Printemps Haussmann has refurbished virtually all of its 44,000 sq. m. of selling space. The Beauty & Personal care departments, which will include a beauty treatment centre inside the department store, will enable Printemps to differentiate itself further from its competitors and strengthen its position as a trendsetter.


Conforama
The new Conforama store concept

CFAO

Improved market share in Morocco



In the first half of 2003, CFAO acquired Isuzu Morocco, which imports and distributes Isuzu vehicles in Morocco, in order to strengthen its position on this market. CFAO began its operations in Morocco in 1995, following the purchase of Dimac, which imports, assembles and distributes Peugeot motorcycles, then the creation in 2000 of Inter Motors for the importing and the distribution of Opel, and, in 2002, the takeover of the timber activity of PBM. Morocco is a major market for CFAO, with 48,000 new vehicles sold per year. With the launch of Chrysler at the end of the year, CFAO is targeting 5% of the new vehicle market, including all makes, by 2005.

Kadéos

An eye on Europe

In June, Kadéos launched its first European gift voucher in six countries: France, Spain, Portugal, Italy, Belgium and Luxembourg. The French leader in gift vouchers, Kadéos, is already active in all of the Group's Retail companies in France, with 25% of the volume purchased by individuals and 75% by business-to-business customers. This Europe-wide extension meets consumer demand and underpins the Group's European development. As tools to promote customer loyalty, gift vouchers also bring additional sales to Group companies.



Gucci Group

Home furnishings by Gucci

Since July 2003 a line of prestigious home furnishing products has been available at most Gucci stores worldwide. The line was designed by Tom Ford, the Creative Director, and features furniture, rugs, wallpaper, linen and blankets. The products come in dark colors and combine contemporary design with unsurpassed craftsmanship and unusual materials.

A new Stella McCartney fragrance

Stella McCartney, the youngest brand in the Gucci Group, is currently launching its new fragrance, *Stella*. The brand already features a range of products for women that includes ready-to-wear collections, shoes, bags, lingerie, jewelry and eyeglasses, distributed worldwide through a network of the brand's directly operated stores and wholesalers. In addition to the New York and London stores, a third store should open in the fall in Los Angeles.



REDCATS CFAO GUCCI GUCCI GROUP

HOW INTERNET HAS REVITALISED THE MAIL-ORDER BUSINESS

Internet is a genuine growth driver for Redcats, ranked number three worldwide in the mail-order business



THE FRENCH E-COMMERCE MARKET

After a development phase from 1995 to 2002, retail e-commerce confirmed its success in France in 2002, with sales of EUR 2.39 billion, representing growth of 65% on 2001. It now represents 0.7% of household consumption for goods and services. 2003 growth should also be spectacular, rising by nearly 50%, according to estimates, to EUR 3.5 billion. This reflects the gradual shift towards the Internet as a fully-fledged mode of consumption, bolstered by an increase in the number of computer-equipped households with Internet access (24% according to GfK/SVM), ADSL and greater user confidence in online payment. The most common online purchases involve travel and tourism, high-tech and cultural products.

(Source: Benchmark Group)

THE MAIL-ORDER BUSINESS REVITALISED BY INTERNET

Mail-order is the sector that has reaped the most benefit from the development of e-commerce: expertise in remote customer management and particularly specialised logistics tools have enabled the mail-order industry to soar in this new distribution channel in comparison with pure players or traditional distributors.

The expansion of e-commerce has revitalised the mail-order business, a distribution method impacted by increased competition from specialised textile chains. With this new channel, the mail-order business has gained in flexibility and been modernised in a number of ways:

• *Product offer*

The responsiveness of e-commerce in relation to the inflexibility of a catalogue helps renew product offers and accelerate promotions. E-commerce enables distributors to restrict their offering to products available in stock and reduce the turnaround time between product selection and catalogue distribution.

• *Customer base*

With e-commerce, mail-order businesses are enjoying the gradual move of offline customers to online shopping in addition to attracting new customers. These new customers are younger, spend more and include more men compared with the traditional catalogue customer base.


440
258
102
13
9.5%
5.4%
2.1%
0.3%
1999
2000
2001
2002
Internet sales (in EUR million)
% of total sales

• *Costs*
E-commerce contributes to the reduction of transaction costs and, probably in the medium-term, promotional costs. Ordering online greatly simplifies the entire order process.

The development of this distribution channel contributed to growth in mail-order activity: sales increased by 2.7% to EUR 8.9 billion in 2002, mainly driven by the 61% rise in Internet sales. They now represent nearly 20% of total mail-order sales. The first quarter of 2003 remained buoyant with a rise of 8% in mail-order sales, boosted by the 49% growth in e-commerce.
(Source: Fevad, Fédération des entreprises de vente à distance - French Federation of mail-order businesses)

How Redcats was able to benefit from the expansion of Internet

A pioneer in e-commerce in France with the launch of its first site, redoute.fr, in 1995, Redcats is currently one of the French leaders in e-commerce with 47 sites across 14 countries thanks to its successful application to e-commerce of its expertise in remote customer management, specialised logistics and brand strength. In the past three years, its multi-channel strategy, which combines catalogues, stores and e-commerce, has led to the growth of the Internet channel. Online orders rose from EUR 13 million in 1999 (0.3% of total sales) to EUR 440 million in 2002, or 9.5% of total sales. The Internet sales channel continued its sharp growth in all countries where the company is active, representing 13.5% of mail-order sales in the first half of 2003, of which 22.4% for Brylane, 17.8% for Redcats Nordic and 12.7% for La Redoute France. Several Group sites, primarily in the United States, surpassed the 25% mark, namely Chadwick's of Boston's site (27.5%).


BRYLANE
America's Specialty Catalog Leader

The growth of the Internet, along with major segmentation marketing drives, enabled Redcats to gain market share gradually both in its sector and in textile distribution. In 2002, Redcats enjoyed market share of nearly 27% in the mail-order industry in France, and its catalogue La Redoute confirmed its position as market leader.

The impact of e-commerce at Brylane (at June 30, 2003)

Internet sales rose from **15.3%** to **22.4%**

Half of the customer base represents **new customers**

Improved online **profitability**

Fewer order cancellations

HISTORY OF A BRAND

FROM FNAC TO fnac.com


fnac

1950s: inception, price and membership
In 1954, in a small apartment on Boulevard Sébastopol in Paris, two friends, André Essel and Max Théret, created the Fédération nationale d'achat des cadres (Fnac). They offered their consumer group vouchers with a 10% to 25% discount on appliances, textiles and sports items. Over 50 stores were Fnac members, but without any photography-related items, products in high demand from members. With a passion for these products, André Essel and Max Théret turned one of their offices into a Photo-Cinema-Club. Members placed their orders, paid a deposit and benefited from a discount of 20% to 25%. Their link with Fnac was established with the magazine, *Contact*. The company's popularity, based on low prices and a strategic alliance with the consumer, led to the opening of the first Fnac store in Paris at 6 boulevard de Sébastopol three years later **in 1957.** It sold photography and hi-fi items. Some suppliers refused to sell Fnac goods due to the company's low-price policy.

1960s: investment in the cultural field
In 1961, Fnac enlarged its product offer with the opening of the Record department. **In 1965,** Fnac created Alpha-Fnac, a cultural association co-producing and offering its members tickets to shows at discounted prices. **In 1969,** it opened its second store in Paris, on Avenue de Wagram, which housed the first permanent photography exhibition.

1970s: opening of the first store outside Paris and expansion of product lines
It opened its first store outside Paris in Lyon **in 1972** and created its own trial laboratory which tested and selected the material sold. **In 1974,** Fnac opened its third store in Paris, Fnac Montparnasse and began the distribution of Books at a 20% discount. The following year, the Video department was added to the photography and hi-fi, record and books departments. **In 1978,** it launched Fnac Service in Boulogne Billancourt, a small store specialising in photography services.

1980s: the first steps abroad
Fnac developed its Microcomputer department. **In 1981,** it began its international expansion with the opening of a store in Brussels, Belgium.

1990s: Pinault-Printemps-Redoute takes a stake in Fnac
In 1994, Pinault-Printemps-Redoute took over Fnac, purchasing a 66.6% stake (since raised to 100%) and steering the company's development strategy: opening of three stores **in 1996,** and at *Saint-Lazare*, and the creation of a new concept store, Fnac Junior, in order to meet the needs of targeted customers, children, **in 1997.** Two stores were opened in Portugal the following year, and its website, fnac.com, was launched **in 1999.**

From 2000 onwards... continued development in France and overseas
In 2000, Fnac bought Surcouf, specialising in microcomputers and related accessories, and started operations in Italy (Milan) and Switzerland (Geneva). It created Fnac Digitale at the **end of 2002,** a store dedicated to computers, sound and imaging. Through its 101 stores, including 33 outside France, across eight countries (France, Belgium, Spain, Portugal, Brazil, Taiwan, Italy and Switzerland), Fnac is the leading distributor of cultural and leisure products in France and Belgium, as well as in Spain and Portugal after only 10 and 6 years of operations. Nearly 50 years after its establishment with 1.9 million members, Fnac has developed its image as a "media brand", thanks to the 15,000 cultural events organised every year in its stores, its 100 photo galleries, its numerous publications and initiatives on cultural diversity and the freedom of expression. More than ever, in addition to its distribution business, it acts as an independent promoter and cultural player.

Shareholder's Diary

Stock Market
Sharp rebound since April

After amplifying the market decline until the end of March 2003, underperforming the CAC 40 by 18%, the Pinault-Printemps-Redoute share price began a marked recovery since then, benefiting from a series of major Group events:

FR0000121485
ISIN Code

€79.9
High (28/08/03)

€44.6
Low (12/03/03)

+11.6%
since the beginning of the year (29/08/03)

€9,577m
Market capitalisation (29/08/03)

683,312
Average daily trading volume


(in euros)
80
75
70
65
60
55
50
45
40
January
February
March
April
May
June
July
August
■ CAC 40 ■ PPR

Pinault-Printemps-Redoute's share price against the CAC 40 index from January 1 to August 29, 2003

The stock price was supported by a serie of major events in the Group's life:

- The pursuit of the Group's strategic move to focus on its activities involving the individual customer with the announcement of the sale of Guilbert's "Contract" business and Pinault Bois & Matériaux.
- The release of Pinault-Printemps-Redoute's quarterly sales on April 17, marked by sustained organic growth.
- The increase of Pinault-Printemps-Redoute's stake in Gucci to 64.3% (at June 30, 2003), made on excellent terms for the Pinault-Printemps-Redoute shareholders, mainly thanks to the weakness of the dollar.
- The major success of the bond issue (OCEANE) on May 13, 2003 for EUR 1,079 million, which will enable Pinault-Printemps-Redoute to diversify its sources of funds, extend the average maturity of its debt (3 years) and obtain low-cost financing (2.5% coupon).

The Pinault-Printemps-Redoute share price rallied in the summer of 2003, rising by 19.3% between June 30 and August 29, 2003 to close at EUR 78.3 on August 29, compared with the 7.4% gain of the CAC 40. Since the beginning of the year (up to 29/08/2003), the PPR share has climbed 11.6%, outperforming the CAC 40 by 3.5%, reflecting the gradual removal of the strategic and financial uncertainty which plagued the share for most of 2002.

SITES VISITS



FNAC STORE IN MONACO

Against an exceptional backdrop, the FNAC store in Monaco is one of the company's leading stores in the distribution of new technologies. Opened in 1996, it has become a major cultural vector for the Principality.

Date: **February 3rd, 2004 at 10.30 am**

Length of visit: **1 hour and a half**

Maximum number of visitors: **50**

REDCATS LA MARTINOIRE LOGISTICAL CENTRE IN ROUBAIX

This logistical centre is responsible for the preparation and shipping of virtually all of the 70 million items ordered by La Redoute customers every year in France and abroad.

Date: **November 24, 2003 at 10.00 am**

Length of visit: **3 hours**

Maximum number of visitors: **50**





FNAC'S MASSY LOGISTICAL CENTRE

This site centralises the receipt of deliveries, sorting, labelling, storage, etc. of books, CDs, software, technical products, consumables, and so on, for nearly 60 Fnac stores.

Date: **February 12, 2004 at 3.00 pm**

Length of visit: **2 hours**

Maximum number of visitors: **20**

Registration for site visits: +33 (0)1 44 90 63 25 or shareholder@pprgroup.com

CALENDAR

January 15, 2004
2003 sales

March 04, 2004
2003 annual results

May 25, 2004
Annual general meeting

Shareholder Services

Pinault-Printemps-Redoute
18, place Henri-Bergson
75381 Paris Cedex 08 – France
Tel.: +33 (0)1 44 90 61 22
Email: shareholder@pprgroup.com
Website: www.pprfinance.com

PINAULT PRINTEMPS-REDOUTE

This document was produced by the Communication Department of Pinault-Printemps-Redoute Group.
Publication Director: Thomas Kamm – Chief Editor: David Newhouse – Writer: Stéphanie Livingstone-Wallace – Photos: D. Cocatrix, X – Design and production: wprintel

Appendix B

REDCATS
3rd Home Shopping Group in the world
Communications Department

November 11th, 2003

Press release

APPOINTEMENT

Eric FAINTRENY WILL BE APPOINTED CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF BRYLANE (USA)

Eric FAINTRENY, Chairman and CEO of Redcats Nordic and Redcats UK will be appointed **Chairman and CEO of BRYLANE (USA)**, effective **January 1st, 2004,** to replace Russell Stravitz, who is resigning, effective January 1st, 2004. He will continue to report to Thierry FALQUE-PIERROTIN, Chairman of the Executive Board of Redcats and General Manager of the Apparel and Lifestyle division of PPR group.

"We appreciate Russell's efforts and strong dedication and thank him for his years of service with Brylane," said Thierry Falque-Pierrotin, Chairman of the Executive Board of Redcats, Brylane's parent company. "We wish him the best of luck in all of his future endeavors."

Mr. Falque-Pierrotin continued: "Eric Faintreny has a long history with Redcats and has worked successfully for a number of our companies. He has a very strong international background. I know that he welcomes the challenge of working in the United States and I am confident he will achieve great success at Brylane."

Eric (43) began his career in La Redoute's marketing department 1985. In 1989, he joined Daxon, Edmée, Celaia as Marketing Director. He moved to the United Kingdom in 1994 to take up the position of Marketing Director of Empire Stores, going on to become Managing Director of La Redoute UK and Vertbaudet UK. In 1998 he was appointed Director in charge of International Operations at La Redoute and was subsequently named Deputy Chief Executive with specific responsibility for Marketing and International Operations. In January 2000, he took over the position of Chairman and CEO of Redcats Nordic and in March 2002 he also became Chairman of Redcats UK.

- **About Redcats:**

  Redcats is the world's third largest home shopping group, with 20 brands, operations in 18 countries and 20,000 employees. In 2002, the Group reported sales of €4.64 billion, including 58% generated outside France, from its catalogs, 110 retail outlets and 51 e-commerce sites.

  - La Redoute (no. 1 in France), La Maison de Valérie
  - Redcats Specialized Brands: Cyrillus, Somewhere, Vertbaudet, Daxon, Celaïa, Edmée
  - Brylane (no. 3 in the USA, with 9 catalogs)
  - Redcats UK: Empire (no. 5 in the UK), The Store
  - Redcats Nordic: (no. 1 in Scandinavia), Ellos, Josefssons, Nuova.

  Redcats is the home shopping division of Pinault-Printemps-Redoute Group.

Press Relations: Aziza Bouster : +33 (0)1 56 92 98 18 - +33 (0) 6 08 54 28 75

Appendix C

CRÉDIT AGRICOLE S.A.

PINAULT PRINTEMPS-REDOUTE

PRESS RELEASE

Acquisition of a second tranche in Finaref

Paris, 1 December 2003 — Crédit Agricole S.A. and PPR have settled on a definitive timetable for Crédit Agricole's acquisition of the second tranche in Finaref (a 29% stake).

The transactions will take place as follows:

1. Today, Crédit Agricole S.A. is to acquire another 14.5 % in Finaref S.A. and in Finaref Group AB (the group's credit and financial services in Scandinavia).

2. At the end of the first quarter of 2004, Crédit Agricole will acquire the remaining 14.5%, bringing its controlling interest to 90%.

The agreement signed in December 2002 stipulated that Crédit Agricole S.A. would purchase a 61% stake in Finaref from PPR as the first tranche of the deal — this has already gone through — and the additional 29% in the first quarter of 2004. Dividing the second tranche in two enables Crédit Agricole S.A. to speed up its expansion in consumer credit and PPR to continue focusing on its core businesses of retail and luxury goods and to strengthen its balance sheet.

The change in timetable does not affect the initial transaction price of €743 million for the remaining 29%.

As agreed at the outset, PPR is to preserve a 10% stake in Finaref as part of the long-term partnership between Finaref and PPR Group retail companies.

Contacts at Crédit Agricole:

Crédit Agricole S.A.:		
Press relations	Alain Berry	+33 (0)1 43 23 59 44
	Sébastien Audra	+33 (0)1 43 23 37 51
Investor relations	Denis Kleiber	+33 (0)1 43 23 26 78
	Claude Rosenfeld	+33 (0)1 43 23 23 87
Finaref:		
Press relations	Brigitte Cachon	+33 (0)1 58 36 19 58

Contacts at PPR:

Press relations:	Juliette Psaume	+33 (0)1 44 90 63 02
Analyst & Investor relations:	David Newhouse	+33 (0)1 44 90 63 23
	Alexandre de Brettes	+33 (0)1 44 90 61 49
Press website:	www.pprlive.com	
Analyst and investor website:	www.pprfinance.com	